JG SUMMIT HOLDINGS, INC.

43rd FLO [redacted] EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

02034987

US SEC EXEMPTION
FILE NO. 82-3572

May 22, 2002

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. SEC Form 17-A (Annual Report) for the Calendar Year Ended December 31, 2001;

2. SEC Form 17-Q (Quarterly Report) for the Quarter Ended March 31, 2002;

3. Quarterly Report on Long Term Commercial Papers for the Quarter Ended March 31, 2002.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

JLW 6/19

Encl: a/s

/mhd/5/22/02

SEC Number 184044
File Number ______

JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower
ADB Avenue cor., Poveda Road, Pasig City

(Company's Address)

633-76-31

(Telephone Number)

December 31, 2002

(Calendar Year Ending)

SEC FORM 17 – Q for the Quarter Ended
March 31, 2002

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **March 31, 2002**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

JG Summit Holdings, Inc.
4. Exact name of registrant as specified in its charter

Pasig City, Philippines
5. Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: [ ] (SEC Use Only)

CFC Bldg., E. Rodriguez Ave., Bagong Ilog, Pasig City **1600**
7. Address of registrant's principal office Postal Code

633-76-31
8. Registrant's telephone number, including area code

Not Applicable
9. Former name, former address and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**
Long Term Commercial Paper	**₱ 1,500,000,000**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Three Months Ended March 31, 2002 vs. March 31, 2001

JG Summit Holdings, Inc. registered net income of P590.1 million for the first quarter ended March 31, 2002, lower by 14.6% from P691.3 million net income reported for the same period last year. The foods, telecommunications and airline businesses posted increased profits, however, such favorable results were offset by the decline of income in property and textiles businesses, continued losses in petrochemicals and higher interest charges due to additional borrowings made during the period.

Consolidated revenues rose 24.7% to P11.73 billion from last year's P9.40 billion. Revenues generated by the foods and telecommunications businesses continue their steady growth. The full consolidation of Cebu Air, Inc., the Company's air transport business, also contributed to the increased revenues. The revenue growth was partially reduced by the drop in revenues of the property sector, petrochemical and electronics businesses and flat sales of the textile business.

Gross profits increased to P5.26 billion from P4.81 billion, up by 10.9%. Operating expenses increased, from P2.80 billion last year to P2.95 billion this year, or a 5.3% increase. Depreciation charges, an integral part of the operating expenses, increased by 2.9%.

Interest and other financing charges went up 27.3% to P1.37 billion from P1.07 billion. This increase is attributed to the additional borrowings made during the period. In January 2002, the Company issued a US$ 100 million, 4-year term, guaranteed notes to partially finance the Company's venture into the mobile phone business.

Net operating income slightly improved by 0.9% from last year's P931.0 million to this year's P939.6 million.

EBITDA (earnings before interest, taxes and depreciation and amortization charges) went up 7.2% to P3.61 billion for the first quarter in 2002 from P3.37 billion for the same period in 2001.

FOODS

URC posted consolidated net sales of P5.54 billion for the first three months of the fiscal year, an increase of 21.7% over the same period last year. Revenue increase was attributed to a sustained consumer demand for the Company's branded consumer foods. This was also complemented by the consistent sales performance of regional operations in Southeast Asia and China. In addition, the Company enjoyed the improved performance of the Company's Agro-Industrial and Commodity Food business

Gross margin grew by 19.3% to P1.61 billion, while income from operations rocketed to P614.06 million, registering a 24.2% increase. Continuous improvements in supply chain management and improvements in operational efficiencies accounted for the significant improvements in the Company's performance for the first three months of the new fiscal year.

Net income for the period amounted to P404.37 million, a jump of 17.2% from P344.92 million for the same period last.

Branded consumer foods posted a 16.56% growth in net sales value. This increased

performance was achieved through series of product launches, intensive marketing initiatives and consumer promotions that resulted in URC's solid market leadership positions in its core snack, candy, chocolate, and biscuit categories.

The Company's agro-industrial business unit showed an impressive 37.1% increase in revenue with the continued strength of the hogs and feeds businesses, compensating for the weakening pricing in the poultry business.

The commodity business unit showcased remarkable sales value growth of 47.8% from P382.5 million for the same period last year. This was attributed to the consistent performance of the Company's flour and sugar business.

PROPERTY

RLC recorded gross revenues of P779.29 million for the first quarter of 2002, down by 12.89% from last year's P894.6 million. Net income for the first quarter of fiscal year 2002 was P196.52 million, down by 30.53% from last year's P282.89 million.

Commercial Centers Division remains the largest income contributor, accounting for P432.73 million of the first quarter's real estate revenues as against last year's P351.04 million. The 23.27% increase is due to rental improvements from the Company's existing malls and excellent take-up of new malls which were completed last fiscal year: the Robinsons Place- Novaliches and Robinsons Place-Metro East. With the recent addition of two malls during this quarter, the Robinsons Place- Iloilo and Starmills-Pampanga, the Division's contribution this fiscal year is expected to further increase.

The High-Rise Building Division realized gross revenues rose of P119.78 million, down by 53.95% from P260.09 million of last year. However, it continues to enjoy recurring lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center at Ayala), all of which have become the choice corporate addresses of reputable multinational and domestic companies. Rental income from these three properties increased from P10.42 million to P17.79 million or an impressive increase of 70.76%. The Group is expecting to launch two new residential condominium projects in the coming fiscal year.

The Hotels Division, a major contributor to the Company's recurring revenues, reported gross revenues of P184.81 million for the first quarter as against P202.75 million last year or a decrease of 8.85%. Despite the industry slump, the Company's hotels and apartelle continued to register satisfactory occupancy rates. Manila Galleria Suites averaged at 66%, the Manila Midtown Hotel at 55%, Cebu Midtown Hotel at 70%, and the Robinsons Apartelle in Mandaluyong at 33%.

RLC's housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corp., reported revenues amounting to P41.97 million, as against last year's P80.7 million.

TELECOMMUNICATIONS

DIGITEL's consolidated operating revenues rose to P1,551.6 million for the three months ended March 31, 2002. This posted a 10% increase from P1,413.0 million for the three months ended March 31, 2001.

The growth in consolidated revenues is mainly attributable to the combined effects of : (a) the continuing growth in the number of telephone lines connected driven by the Company's aggressive and efficient sales and marketing initiatives; (b) the enhanced international toll revenues generated by DIGITEL resulting from direct circuits with major foreign administrations and (c) growth in Digitel One's customers for data, internet and other network services. The increase in international toll revenues was partially offset by the negative impact on domestic toll revenues of the popularity of

Cellular Mobile Telephone System (CMTS).

Consolidated operating and general expenses increased to P613.9 million for the three months ended March 31, 2002, or a 23 % increase from P500.3 million for the three months ended March 31, 2001. The increase is attributable to (a) higher provision for doubtful accounts, (b) increase in rental of buildings and facilities, equipment and utilities; (c) higher employee-related expenses resulting from the growth in manpower resources; (d) incremental outside service costs associated with DIGITEL's growth in subscribers, customer centers, and network infrastructure.

As a result of the foregoing, DIGITEL posted a consolidated operating income of P340.3 million for the three months ended March 31, 2002, 69% increase from P201.1 million for the same period in 2001.

DIGITEL registered a net income of P44.9 million for the three months ended March 31, 2002, a hefty turnaround from a loss of P79.7 million for the three months ended March 31, 2001

TEXTILES

Litton Mills, Inc. registered revenues of P386.34 million for the first quarter, a decrease of 2.9% from last year's P397.9 million for the same period. The textile business posted a net loss of P31.75 million, a 243.5% decrease over last year's P22.1 million net income. The decline was due to lower sales volume of woven fabric and yarn during the period as compared to same period last year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation (JGSPC) posted net sales of P777.98 million, down 11.3% over the same period last year due to lower sales volume and average net selling price. . Total sales reached 24,825 metric tons of combined polypropylene (PP) and polyethylene (PE) products. JGSPC remains the overall market leader among the local manufacturers of PP and PE.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) generated operating revenues of P1.19 billion million for the first quarter this year, a 37.9% increase over last year's P860.9 million for the same period. Cebu Pacific posted a net income of P115.1 million for the first three months of the year, a 24.8% increase from last year's income of P92.2 million. The noteworthy performance is attributable to higher passenger yield and increased load factor.

Financial Position

March 31, 2002 vs. December 31, 2001

As of March 31, 2002, JG Summit's balance sheet remains strong. JG Summit has consolidated assets of P162.8 billion, a 15.3% growth from P141.28 billion as the end of 2001. Current ratio stood at 1.28:1 compared to 1.34:1 as of year-end 2001.

Cash and cash equivalents increased by 150.3% from P3.46 billion in December 31, 2001 to P8.69 billion as of march 31, 2002. The increase in cash is attributed to the temporary money market placements of the net proceeds of the US$ 100 million guaranteed notes issue. Temporary cash investments, which consist mostly of long-term debt securities, which the Company does not intend to hold to maturity, also went up by 83.5%. Overall, cash and near-

cash items increased from P20.64 billion to P40.19 billion. The Company does not expect any liquidity problems that may arise in the near future.

The Company's principal sources of cash have been net cash provided by financing activities. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and additional equity investments. As of March 31, 2002, the net cash provided by financing activities amounted to P17.10 billion while the net cash used in operating and investing activities amounted to P8.85 billion and P3.04 billion, respectively. Cash and cash equivalents increased by P5.21 billion from P3.46 billion in 2001 to P8.67 billion as of end of March 2002.

Equity investments and advances increased slightly from P17.38 billion in December 2001 to P17.42 billion as of March 31, 2002. Equity earnings from affiliated companies for the three-month period amounted to P164.7 million.

Property, plant and equipment increased to P57.92 billion as of March 31, 2002 from P57.1 billion as of year-end 2001. DIGITEL's undertaking into the mobile phone business has intensified its capital infrastructure build-up.

Accounts payable and accrued expenses increased by 22.34% due mainly to increased trade payables relative to increased cost of sales.

Notes payable went up 120.2% to P24.98 billion from 2001 year-end level of P11.34 billion. About 70% of these borrowings are hedged against the Company's temporary cash investments and the remaining portion is used for working capital.

Long-term debt, including current portion, increased by 13.2% from P33.65 billion as of year-end 2001 to P38.11 billion. As mentioned earlier, the Company issued a US$ 100 million medium-term guaranteed note in January 2002. Total liabilities to equity ratio stood at 1.84:1.

Stockholders' equity grew to P53.67 billion as of March 31, 2002 from P53.35 billion at the end of 2001. Book value per share as of March 31, 2002 was at P7.90.

As of March 31, 2002, the Company is not aware of any events and uncertainties that would have a material impact on the Company's operations and future operations.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and CEO

LANCE Y. GOKONGWEI
President and COO

CONSTANTE T. SANTOS
SVP - Corporate Controller

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	P8,668,879	P3,463,649
Temporary cash investments	31,526,338	17,180,156
Marketable securities	226,506	237,051
Receivables	14,701,317	14,477,520
Inventories (Note 2)	9,998,033	10,181,743
Other current assets	2,543,356	1,933,160
Total Current Assets	67,664,429	47,473,279
Equity Investments and Advances	17,415,893	17,377,135
Investments in Real Properties	13,723,382	13,266,709
Property, Plant and Equipment - net	57,916,017	57,051,387
Other Assets	6,115,763	6,115,271
	162,835,484	P141,283,781
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	P14,126,594	P11,550,358
Notes payable	24,977,398	11,340,488
Current portion of equipment-related liability (Note 3)	2,635,964	2,458,094
Current portion of long-term debt (Note 4)	7,574,802	8,040,790
Estimated land development costs	579,440	607,226
Income tax payable	588,135	416,473
Customers' deposits and other current liabilities	2,547,261	1,089,046
Total Current Liabilities	53,029,594	35,502,475
Maintenance Reserves	918,316	865,638
Equipment Related Liability (Note 3)	10,507,301	10,865,229
Long-Term Debt - net of current portion (Note 4)	30,539,060	25,610,696
Due to Affiliated Companies and Other Liabilities	2,444,793	3,004,229
Deferred Credits	487,637	630,893
Total Liabilities	97,926,701	76,479,160
Minority Interest in Consolidated Subsidiaries	11,242,646	11,450,714
Stockholders' Equity	53,666,137	53,353,907
	P162,835,484	P141,283,781

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(In Thousands Except Per Share Amounts)

	Three Months Ended March 31	
	2002	2001
REVENUES		
Foods	P5,541,813	P4,555,396
Real estate and hotels	779,290	894,596
Textiles	418,698	418,883
Petrochemicals	777,973	877,142
Air transportation	1,186,885	-
Electronics and supplementary businesses	165,457	241,050
Telecommunications	1,551,620	1,413,006
Interest, investment and other income	1,141,874	822,591
Equity in net earnings of unconsolidated subsidiaries	164,669	180,533
	11,728,279	9,403,197
COST OF GOODS SOLD	6,471,705	4,597,255
OPERATING AND OTHER EXPENSES	2,951,124	2,801,894
INTEREST AND OTHER FINANCING CHARGES	1,365,826	1,073,016
	10,788,655	8,472,165
NET OPERATING INCOME	939,624	931,032
OTHER INCOME (EXPENSES)	(92,142)	(44,517)
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	847,482	886,515
PROVISION FOR INCOME TAX	201,302	218,186
NET INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	646,180	668,329
MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	56,074	(23,002)
NET INCOME	590,106	691,331
RETAINED EARNINGS AT BEGINNING OF PERIOD	40,498,892	38,930,550
RETAINED EARNINGS AT END OF PERIOD	P41,088,998	P39,621,881
EARNINGS PER SHARE	P0.09	P0.10

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before minority interest in net income of subsidiaries	P646,180	P668,329
Adjustments for:		
Depreciation and amortization	1,450,845	1,383,522
Interest expense	1,365,826	1,073,016
Interest income	(816,745)	(707,409)
Provision for doubtful accounts	106,694	72,399
Equity in net earnings of unconsolidated subsidiaries	(164,669)	(180,533)
Minority interest in net income of subsidiaries	56,074	(23,002)
Operating income before working capital changes	2,644,205	2,286,322
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Temporary cash investments	(14,346,182)	(3,418,672)
Marketable equity securities	10,545	(200,453)
Receivables	(254,727)	(55,556)
Inventories	183,710	(609,553)
Other current assets	(610,196)	(361,634)
Other assets	(51,069)	739,883
Increase (decrease) in:		
Accounts payable and accrued expenses	1,730,766	418,774
Income tax payable	171,662	225,273
Customers' deposits and other current liabilities	1,458,215	1,009,685
Maintenance reserve	52,678	-
Net cash generated from (used in) operations	(9,010,393)	34,069
Interest received	740,981	657,969
Interest paid	(576,430)	(643,380)
Net cash provided by (used in) operating activities	(8,845,842)	48,658
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Equity investment and advances	(151,965)	(67,435)
Property, plant and equipment	(2,264,898)	(1,794,088)
Investments in real properties	(484,459)	(592,220)
Increase (decrease) in deferred credits	(143,256)	(13,899)
Net cash provided by (used in) investing activities	(3,044,578)	(2,467,642)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Loans payable	13,636,910	(17,662)
Equipment related liability	(180,058)	
Long-term debt	4,462,376	(1,403,340)
Due to affiliated companies and other liabilities	(559,436)	(279,204)
Minority interest in consolidated subsidiaries	(264,142)	(86,190)
Net cash provided by (used in) financing activities	17,095,650	(1,786,396)

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31	
	2002	2001
NET INCREASE (DECREASE) IN CASH CASH EQUIVALENTS	P5,205,230	(P4,205,380)
CASH, CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,463,649	8,405,002
CASH, CASH EQUIVALENTS AT END OF PERIOD	P8,668,879	P4,199,622
	-	-

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES STOCKHOLDERS' EQUITY

		March 31, 2002 (Unaudited)		December 31, 2001 (Audited)
Capital stock:				
Authorized - 14,400,800,000 shares				
Issued - 6,895,273,657 shares	P	**6,895,274**	P	6,895,274
Additional paid-in capital		**5,961,714**		5,961,714
Accumulated translation adjustment		**441,999**		719,875
Retained earnings		**41,088,998**		40,498,892
Treasury stock -at cost		**(721,848)**		(721,848)
	P	**53,666,137**	P	53,353,907

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarter ended March 31, 2002 and 2001 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

Companies	2002	2001
Foods		
Universal Robina Corporation and Subsidiaries	83.44	81.54
Textiles		
Litton Mills, Inc.	100.00	100.00
Westpoint Industrial Mills Corporation	100.00	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	87.81	87.98
Adia Development and Management Corporation	100.00	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	51.86	51.84
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	100.00	100.00
JG Summit Philippines Ltd. and Subsidiaries	100.00	100.00
JG Summit Capital Services Corporation and Subsidiaries	100.00	100.00
Express Holdings, Inc. and a Subsidiary	100.00	100.00
Multinational Finance Group Ltd.	100.00	100.00

Companies	Effective Percentage of Ownership 2002	2001
Petrochemicals		
JG Summit Petrochemical Corporation	80.00	80.00
Air Transportation		
Cebu Air, Inc.	100.00	49.00
Electronics and Supplementary Businesses		
Cambridge Electronics Corporation	100.00	100.00
Premiere Printing Company, Inc.	100.00	100.00
Terai Industrial Corporation	100.00	100.00
Unicon Insurance Brokers Corporation	100.00	100.00
Hello Snack Foods Corporation	100.00	100.00
JG Cement Corporation	100.00	100.00
Cebu Pacific Manufacturing Corporation	100.00	100.00
Savannah Industrial Corporation	100.00	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

2. INVENTORIES

Inventories consist of:	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
Finished Goods	P 1,560,088	P 1,554,281
Work in process	467,258	382,025
Raw materials	1,911,546	1,968,974
Poultry and hog breeder stock, market stock and by-products	553,083	561,990
Spare parts, packaging materials and other supplies	2,057,981	1,841,344
Subd. land & condominium units held for sale	2,133,933	2,326,675
Materials in transit	1,383,782	1,589,414
	10,067,671	10,224,703
Allowance for obsolescence	69,638	42,960
	P 9,998,033	P 10,181,743

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed raw materials.

3. EQUIPMENT RELATED LIABILITY

This account consists of:		March 31, 2002 (Unaudited)		December 31, 2001 (Audited)
Suppliers' credit agreements with maturities from 2001 to 2007, at interest rates of 1.5% to 2% over 180-day London Interbank Offered Rate (LIBOR)	P	**12,978,087**	P	13,167,274
Suppliers' credit payable semi-annually up to 2002, at interest rate of 1.5% over 90-day LIBOR		**165,178**		156,049
		13,143,265		13,323,323
Less current portion		**2,635,964**		2,458,094
	P	**10,507,301**	P	10,865,229

4. LONG-TERM DEBT

Long-term debt is summarized as follows:

		March 31, 2002 (Unaudited)		December 31, 2001 (Audited)
Foreign currencies				
Convertible Bonds Due 2003 amounting to US$300 million with interest at a rate of 3 1/2%	P	**5,413,570**	P	5,476,504
US$200 million 8% Notes Due 2002		**5,965,713**		6,035,066
US$200 million 8.375% Notes Due 2004		**3,874,048**		3,919,084
US$100 million 8 3/8% Notes Due 2006		**2,751,304**		2,733,100
US$ 50 million Term Loan Facility Due 2006, put 04		**2,554,800**		2,584,500
US$ 52.3 million Floating Rate Note Due 2006		**2,672,321**		2,703,387
US$ 100 million 9.25% Notes Due 2006		**5,109,600**		-
Various borrowings from banks with maturities from 2001 to 2005, at interst rates of 1.5% to 2% over 180-day LIBOR		**3,072,969**		3,389,657
Various loans from foreign banks, payable in sixteen semi-annual installments at interest rates determined on a quarterly basis		**2,457,172**		2,482,746
		33,871,497		29,324,044
Philippine Pesos				
Capital lease obligation		**2,662,046**		2,747,123
Long-term commercial paper maturing 2001 and 2003. Interest payable quarterly at the rate agreed upon with the creditors		**1,500,000**		1,500,000
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations		**80,319**		80,319
		4,242,365		4,327,442
		38,113,862		33,651,486
Less current portion		**7,574,802**		8,040,790
	P	**30,539,060**	P	25,610,696

The exchange rate used to restate the foreign currency denominated long-term borrowings as of March 31, 2002 was P51.096:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at an average rate of P51.690:US$1.

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of March 31 is summarized as follows:

	REVENUES		ASSETS		NET ASSETS	
	2002	2001	**2002**	2001	**2002**	2001
Foods	P **5,541,813**	P 4,555,397	P **33,215,190**	P 28,328,267	P **15,499,307**	P 14,124,702
Telecom	**1,551,620**	1,413,006	**37,609,083**	34,512,745	**5,912,400**	5,819,834
Petrochemicals	**777,973**	877,142	**11,430,691**	11,433,779	**547,742**	1,475,800
Air transportation	**1,186,885**	-	**4,062,650**	-	**368,724**	213,160
Real estate & hotels	**779,290**	894,596	**18,645,165**	15,834,739	**9,539,611**	8,938,799
Textiles	**418,698**	418,883	**3,510,635**	3,539,775	**2,030,120**	1,797,199
Other supplementary business	**165,457**	241,050	**1,579,696**	1,503,747	**(68,973)**	(61,525)
Parent/International, capital & financial services	**1,306,543**	1,003,123	**52,782,374**	33,479,667	**19,837,205**	19,156,022
	P **11,728,279**	P 9,403,197	P **162,835,484**	P128,632,719	P **53,666,136**	P 51,464,011

6. APPROPRIATIONS

In April 2002, the Parent Company's Board of Directors, approved to appropriate P8.83 billion from its unrestricted retained earnings for the following:

Appropriation for JG Summit Philippines, Ltd. 02 Note under the Global Medium Term Note Program	P 7,327,316
Appropriation for Parent Compnay's long-term commercial papers maturing in 2003	1,500,000
	P 8,827,316

SEC NUMBER 184044
FILE NUMBER ________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2002

QUARTERLY
~~MONTHLY~~ REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED MARCH 31, 2002

Quarterly Report on Commercial Paper

MARCH 2002
Month Year

Name of Registrant:
JG SUMMIT HOLDINGS, INC.

Address:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City

Tel. No.: **633-76-41**
Industry classification: **INVESTMENT HOLDING**

1. Quarterly Business Profile:

   1.1 New line of business engaged in by the firm. **NONE**

   1.2 New Parents/ Subsidiaries/ Affiliates of the firm. **NONE**

   1.3 New projects/ investments undertaken by the firm. **NONE**

   1.4 Changes in the composition of the board of directors and principal officers of the corporation as stated in the registration statements. **NONE**

   1.5 Changes in the list of top 20 stockholders and their holdings as indicated in the registration statement. **NONE**

   1.6 Changes in the selling agreement / underwriting agreement. **NONE**

   1.7 Changes in the bank committed credit line as specified in the registration agreement. **NONE**

   1.8 Development of pending legal cases other than routinary cases to which the registrant is a party dependent. **NONE**

2. Quarterly Financial Profile:

   2.1 Utilization of proceeds from the sale of commercial papers:

   2.1.1 Short - Term Commercial Papers **NONE**
   2.1.2 Long - Term Commercial Papers - **The ₱1.5 Billion proceeds from the sale of long term commercial paper was used for permanent working capital.**

2.2 Aging of Commercial Papers/ Bills Payable

		Total	Up to Six Months	Over 6 Months to One Year	Over One Year	Past Due
			(IN THOUSANDS OF PESOS)			
2.2.1	Registered					
	a) Short term		**NONE**			
	b) Long term	**₱1,500,000**	**₱1,500,000**			

		Total	Up to Six Months	Over 6 Months to One Year	Over One Year	Past Due
			(IN THOUSANDS OF PESOS)			
2.2.2	Exempt					
	a) 4 (e)		**NONE**			
	b) 7 (f)		**NONE**			

2.2.3 Trade Payable and Accrued Expenses **(See Schedule I)**

2.2.4 Others (Specify)

2.3 Aging of Receivables

2.3.1 Trade Receivables

2.3.2 Accounts Receivable **(See Schedule II)**

2.3.3 Others (Specify)

2.4 Contingent liabilities incurred by the registrant (State in lump sum) **NONE**

2.5 Additional assets encumbered by the registrant. **NONE**

2.6 Attached copy of unaudited balance sheet and income statement as of the end of a quarter certified under oath by the Chairman and Comptroller.

I hereby certify that all the information set forth in the above are true and correct to the best of my own knowledge.

PCI CAPITAL CORPORATION

JG SUMMIT HOLDINGS, INC.

JAMES L. GO
Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF QUEZON CITY) S. S.

SUBSCRIBED AND SWORN to before me this MAY 15 2002, 2001 the above affiant exhibited to me his/her Community Tax Certificate No. 15082309 issued at Pasig City on January 31, 2002.

Doc. No. 101
Page No. 21
Book No. 976
Series of 2002

ATTY. HECTOR B. CENTENO
NOTARY PUBLIC
PTR NO. 2477514
DATE ISSUED JAN. 2, 2002
ISSUED AT QUEZON CITY
VALID UNTIL DEC. 31, 2002

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AS OF MARCH 31, 2002
(IN THOUSAND PESOS)

Schedule I

AGING OF TRADE PAYABLE

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
Trade Payable	4,905,543	4,562,670	342,299	574

Schedule II

AGING OF RECEIVABLES

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
TRADE RECEIVABLES	9,428,618	7,410,372	984,576	1,033,670
Less: Allowance for doubtful accounts	(1,094,724)	-	(168,187)	(926,537)
NET TRADE RECEIVABLES	8,333,894	7,410,372	816,389	107,133
NON-TRADE RECEIVABLES				
Finance receivables	1,505,675	1,505,675	-	
Others	4,861,748	2,213,452	2,648,296	
	6,367,423	3,719,127	2,648,296	-
NET RECEIVABLES	14,701,317	11,129,499	3,464,685	107,133

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

We, the undersigned do hereby solemnly swear, that all matters set forth in the attached Financial Report of JG Summit Holdings, Inc. for the quarter ended March 31, 2002, are true and correct to the best of our knowledge and belief.

CONSTANTE T. SANTOS	JAMES L. GO
SVP - Corporate Comptroller	Chairman

SUBSCRIBED and SWORN to before me this MAY 15 2002 day of __________ in QUEZON CITY affiant exhibited to me her/his Community Tax Certificate No. 15082309 issued at Pasig City on Jan.31. 2002.

ATTY. HECTOR B. CENTENO
NOTARY PUBLIC
PTR NO. 2[illegible]514
DATE ISSUED JAN. 2 2002
ISSUED AT QUEZON CITY
VALID UNTIL DEC. 31 2002

Doc. No. 162
Page No. 21
Book No. 436
Series of 2002